UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Abeona Therapeutics Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
00289Y107

(CUSIP Number)

July 7, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00289Y107	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Great Point Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,488,882
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,488,882
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,488,882
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒[1]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[2]
12		TYPE OF REPORTING PERSON IA/OO (Limited Liability Company)

1 In addition to an aggregate of 7,213,012 shares of the Issuer's common stock (the "Common Stock") in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 9,017,055 shares of Common Stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Cap"). As a result, an aggregate of 1,275,870 shares underlying such warrants are beneficially owned by the reporting persons.

2 Based on a total of 84,973,798 shares, including (i) 83,697,928 shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on May 6, 2020 and (ii) 1,275,870 shares of the Common Stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

CUSIP No. 00289Y107	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Dr. Jeffrey R. Jay, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,488,882
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,488,882
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,488,882
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒[3]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[4]
12		TYPE OF REPORTING PERSON IN/HC

3 In addition to an aggregate of 7,213,012 shares of Common Stock in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 9,017,055 shares of Common Stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of the Beneficial Ownership Cap. As a result, an aggregate of 1,275,870 shares underlying such warrants are beneficially owned by the reporting persons.

4 Based on a total of 84,973,798 shares, including (i) 83,697,928 shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on May 6, 2020 and (ii) 1,275,870 shares of the Common Stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

CUSIP No. 00289Y107	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Mr. David Kroin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,488,882
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,488,882
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,488,882
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒[5]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[6]
12		TYPE OF REPORTING PERSON IN/HC

5 In addition to an aggregate of 7,213,012 shares of Common Stock in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 9,017,055 shares of Common Stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of the Beneficial Ownership Cap. As a result, an aggregate of 1,275,870 shares underlying such warrants are beneficially owned by the reporting persons.

6 Based on a total of 84,973,798 shares, including (i) 83,697,928 shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on May 6, 2020 and (ii) 1,275,870 shares of the Issuer's Common Stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

CUSIP No. 00289Y107	SCHEDULE 13G	Page 5 of 9 Pages

The Reporting Persons (as defined below) initially filed a Schedule 13G with respect to the securities of the Issuer (as defined below) on September 16, 2019. Subsequently, the Reporting Persons’ investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on December 30, 2019, as amended on April 22, 2020, in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of July 7, 2020, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are transitioning back to a Schedule 13G pursuant to Rule 13d-1(h) of the Exchange Act.

Item 1.	(a) Name of Issuer

Abeona Therapeutics Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1330 Avenue of the Americas, New York, NY 10019

Item 2.	(a) Names of Persons Filing:

Great Point Partners, LLC (“Great Point”)

Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”)

Mr. David Kroin (“Mr. Kroin” and collectively with Great Point and Dr. Jay, the “Reporting Persons”)

Item 2.	(b) Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor

Greenwich, CT 06830

Item 2.	(c) Citizenship:

Great Point is a limited liability company organized under the laws of the State of Delaware.

Dr. Jay is a citizen of the United States.

Mr. Kroin is a citizen of the United States.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2.	(e) CUSIP No.:

00289Y107

CUSIP No. 00289Y107	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 00289Y107	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover pages for the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover pages for the Reporting Persons are based on 83,697,928 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on May 6, 2020.

Biomedical Value Fund, L.P. (“BVF”) is the record holder of 2,430,785 shares of Common Stock (the “BVF Shares”). Such shares constitute 2.86% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.

BVF is the record holder of warrants to purchase an additional 3,038,748 shares of Common Stock (the “BVF Warrants”). As a result of the Beneficial Ownership Cap, 429,968 shares underlying such warrants are exercisable, which constitutes 0.51% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record holder of 3,296,347 shares of Common Stock (the “BOVF Shares”). Such shares constitute 3.88% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF is the record holder of warrants to purchase an additional 4,120,794 shares of Common Stock (the “BOVF Warrants”). As a result of the Beneficial Ownership Cap, 583,074 shares underlying such warrants are exercisable, which constitutes 0.69% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.

GEF-SMA, L.P. (“GEF-SMA”) is the record holder of 1,485,880 shares of Common Stock (the “GEF-SMA Shares”). Such shares constitute 1.75% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-SMA shares voting and dispositive power over the GEF-SMA Shares.

GEF-SMA is the record holder of warrants to purchase an additional 1,857,513 shares of Common Stock (the “GEF-SMA Warrants”). As a result of the Beneficial Ownership Cap, 262,829 shares underlying such warrants are exercisable, which constitutes 0.31% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.

BVF, BOVF and GEF-SMA (BVF, BOVF, and GEF-SMA, collectively, the “Clients”), and the Clients’ respective general partners have granted full investment and voting authority and discretion to Great Point, as a result of which Great Point may be deemed to be the beneficial owner of the BVF Shares, the BOVF Shares and the GEF-SMA Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has shared voting and investment power with respect to the BVF Shares, the BOVF Shares, and the GEF-SMA Shares and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares and the GEF-SMA Shares except to the extent of any pecuniary interest, and this Statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit List

A. Joint Filing Agreement, dated September 16, 2019, by and among the Reporting Persons (incorporated by reference to Exhibit 99.A of the Schedule 13G filed with the SEC by the Reporting Persons with respect to the Issuer on September 16, 2019).

CUSIP No. 00289Y107	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2020

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Mr. David Kroin

By:	/s/ Mr. David Kroin
Mr. David Kroin

CUSIP No. 00289Y107	SCHEDULE 13G	Page 9 of 9 Pages

Exhibit A

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: July 7, 2020

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Mr. David Kroin

By:	/s/ Mr. David Kroin
Mr. David Kroin